Profit and Loss

RoboCash, Inc

Date Range: Jan 01, 2022 to Dec 31, 2022



ACCOUNTS	Jan 01, 2022 to Dec 31, 2022
Income	$11,317.67
Cost of Goods Sold	$0.00
Gross Profit **As a percentage of Total Income**	**$11,317.67** **100.00%**
Operating Expenses	$61,967.73
Net Profit **As a percentage of Total Income**	**-$50,650.06** **-447.53%**